                                                                     XFormity Technologies, Inc.
                                                                                          707 Skokie Blvd.
                                                                         Suite 555
                                                                       Northbrook, Illinois 60062
                                                                     (847) 564-7524

                         March 13, 2009

                         Ms. Kathleen Collins, Accounting Branch Chief
                         Mr. Patrick Gilmore, Staff Accountant
                         Securities and Exchange Commission
                         Division of Corporation Finance
                         100 F Street, N.E.
                          Washington, D.C. 20549

                                                                                              Re: XFormity Technologies, Inc.
                                                                                    Form 10-K/A filed September 29, 2009
                                                                                    File No. 000-23391

                         Dear Ms. Collins and Mr. Gilmore:

                     On behalf of XFormity Technologies, Inc. (the “Company”), I am writing to respond to the comments set forth in your letter dated February 24, 2009 with respect to the above referenced filing (the “Filing”).
                     For your   convenience we have repeated each of your comments in this letter.  The Company’s responses are provided as supplemental information as set forth below each comment paragraph and a revised
                     Form 10-K/A2 for your approval.

                         Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operation

                         Operating Results Excluding Non-cash Share Based Compensation and Interest Charges Applicable to the Beneficial Conversion Feature in the Convertible Debentures

1.
We note your use of non-GAAP measures that excludes share-based compensation and interest charges related to the beneficial conversion feature in your convertible debentures.  Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

The Company does not use any non-GAAP measures to conduct or evaluate its business but evaluates its results on a basis with comparable periods.  The financial statements accurately reflect the effects of non-cash compensation charges and the amortization of the beneficial conversion features of the debentures.  The Company believed that the non-cash compensation charges and amortization of the beneficial conversion feature in the debentures were material in comparison to the prior period and the additional table was included in the MD&A to elucidate to the reader the material impact of those non-cash features. However, the Company understands that the use of this table is considered non-GAAP accounting and thus, will eliminate this table in its amended filing and will not include these non-GAAP measures in its future filings.

•	the economic substance behind management's decision to use such a measure;

The Company will exclude the original table that is considered non-GAAP accounting, and the economic substance behind management’s decision to use such a measure was explained in the Company’s response above.

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

 The Company will exclude the original table that is considered non-GAAP accounting, and the material limitations associated with use of the non-GAAP financial measures as compared to the use of the most directly comparable GAAP measures was explained in the Company’s response above.

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

The Company will exclude the original table that is considered non-GAAP accounting and as explained in its response above, and may only use the information provided within the excluded table for its internal use.

       In this regard, we believe you should provide additional disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP  financial measures, especially since these measures appear to be used to evaluate performance.  Tell us you intend to comply with the guidance referred to above.

Since the Company does not use any non-GAAP accounting measures and we are excluding the original table from our amended filing, and the financial statements as presented in its original and amended filings properly reflect GAAP accounting as reported by our independent auditor, no further disclosures should be required. We will continue to use only GAAP accounting in our financial reporting to our investors.

2.
We note your use of the term “pro forma” to describe your non-GAAP measure that excludes share-based compensation and interest charges related to the beneficial conversion feature in your convertible \
debentures (i.e. pro forma net loss).  Please note that it is not appropriate for you to use this term in your since you have not used that term as contemplated in Regulation S-X.  It appears such disclosures s hould be referred to as “non-GAAP” and not “pro forma.”  Pro forma has a different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation.  Refer to footnote 12 to the Final Rules for the Conditions for Use of Non-GAAP Financial Measure.

The Company concurs with the Commissions inappropriate use of the term “pro forma” and in its amended filing will eliminate that word.  The Company does not, and in the future, will not use any non-GAAP accounting measures in its report to investors.

                        Report of Independent Registered Public Accounting Firm

3.
We note you included the consent of your former independent registered public accounting firm, Virchow, Krause & Company, LLP (Virchow), with respect to your financial statements as of and for the year ended June 30, 2007.  Please amend your Form 10-K to eliminate the consent and include the signed audit opinion of Virchow in accordance with Article 2-02 of Regulation S-X.

       The Company will include the signed audit opinion of Virchow, Kraus & Company and eliminate that firm’s consent in its amended filing of Form 10-K/A-2

                       Item 9A. Controls and Procedures

4.
It does not appear that your management has performed its assessment of internal control over financial reporting as of June 30, 2008.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.  If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.  In performing your evaluation, you may find the following documents helpful:

•
the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76).  You can
find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

•
the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934
(Securities Act Release 8010/Financial Reporting Release 77).  You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

•	the “Sarbanes-Oxley Section 404 – A Guide for Small Business” brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

      Please note that the failure to perform management’s assessment adversely affects the Company’s and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing
      of   Exchange Act reports.  For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/
      guidance/regs-kinterp.htm.

5.
In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

      The Company’s report should have read as follows:

      Item 9A Controls and Procedures

  Management’s Evaluation of Disclosure Controls and Procedures
 The term “disclosure controls and procedures” is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC. We have performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of June 30, 2008. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of June 30, 2008 to provide reasonable assurance that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on our assessment we believe that, as of September 30, 2008, our internal control over financial reporting was effective based on those criteria.

This Annual Report on Form 10-K/A2 does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject t
o attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only the management’s report in this Annual Report on Form 10-K/A2
.
There was no change in our internal control over financial reporting during the fiscal quarter ended June 30, 2008 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

The certifications of our Chief Executive Officer and Chief Financial Officer required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, as amended, have been filed as Exhibits 31.1 and 31.2 to this
Annual Report on Form 10-K/A2.

As stated in our response to your Item 4 and the revised footnote above, the Company does evaluate and monitor the effectiveness of its disclosure controls and procedures not only at the end of each quarter but throughout each month.  The previous disclosure was erroneous.

In connection with the response to your comments, the Company acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the Filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the Filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please do not hesitate to call me at (847) 564-7524 if you have any additional comments or questions.

                    Sincerely,
                    /s/ Jack Rabin
                    Jack Rabin
                    Chief Financial Officer